Saturna Capital / Saturna Investment Trust
1300 N. State Street
Bellingham, WA 98225

June 2, 2017

VIA EDGAR
Ms. Anu Dubey
U.S. Securities and Exchange Commission
Division of Investment Management
100 F. Street, NE
Washington, DC 20549

Re:  Saturna Investment Trust (the "Trust")
        File Nos. 33-13247; 811-0507

Dear Ms. Dubey:

    Reference is made to Post-Effective Amendment No. 50 to the Trust's Registration Statement on Form N-1A (the "Registration Statement") filed on March 31, 2017 with the U.S. Securities and Exchange Commission (the "Commission") via EDGAR pursuant to Rule 485(a) under the Securities Act of 1933, as amended (the "Securities Act").¹

   This letter responds to comments you provided during a telephone call on June 2, 2017, with the undersigned, the Chief Legal Officer for Saturna Capital Corporation, the investment adviser and administrator for the Trust and each of its series (the "Fund" or "Funds," as the context may require), regarding a correspondence filing made on June 1, 2017.² Your comments, and the Trust's responses thereto, are summarized below. Post-Effective Amendment No. 52 to the Registration Statement, which will be filed with the Commission on June 2, 2017 and is to become effective on June 2, 2017 (the "Amendment"), reflects changes made in response to your comments.

Part A – Prospectus

1. Sextant Short Term Bond and Sextant Bond Income – can Saturna Capital recoup the fees being waived as noted in the fee table?

Response:   No, Saturna Capital cannot recoup any of the fees being waived for Sextant Short-Term Bond or Sextant Bond Income. The same with is true the other funds that have fee waivers (Sextant Global High Income, Saturna Sustainable Equity, and Saturna Sustainable Bond).

2. Sextant International and Sextant Core – do either invest in emerging markets?

Response:   No, Sextant International and Sextant Core do not invest in emerging markets.

*       *       *       *       *

    The Trust acknowledges in connection with this filing: (1) it is responsible for the adequacy and accuracy of the disclosure in the Registration Statement; (2) Commission staff comments or changes to the disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the Registration Statement; and (3) it may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions, you can reach me by phone at (360) 594-9900, extension 311, or via email at keh@saturna.com.

Sincerely,

/s/ Karl E. Hausafus
Karl E. Hausafus
Chief Legal Officer

¹ Accession No 0000811860-17-000032.
² Accession No 0000811860-17-000045